Exhibit 12(a)
PPL CORPORATION AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (Millions of Dollars)

	2006	2005 (c)	2004 (c)	2003 (c)	2002 (c)

Fixed charges, as defined:
Interest on long-term debt	$482	$465	$491	$417	$486
Interest on short-term debt and other interest	13	29	20	25	70
Amortization of debt discount, expense and premium - net	11	23	8	41	25
Estimated interest component of operating rentals	29	32	34	45	38
Preferred security distributions of subsidiaries on a pre-tax basis	24	5	5	45	79

Total fixed charges	$559	$554	$558	$573	$698

Earnings, as defined:
Net income (a)	$896	$746	$718	$738	439
Preferred security dividend requirements	14	2	2	29	67
Less undistributed income (loss) of equity method investments	(3)	(14)	(14)	(19)	(23)
	913	762	734	786	529

Add:
Income taxes	275	122	201	178	211
Total fixed charges as above (excluding capitalized interest and preferred security distributions of subsidiaries on a pre-tax basis)	511	540	547	521	598

Total earnings	$1,699	$1,424	$1,482	$1,485	$1,338

Ratio of earnings to fixed charges	3.0	2.6	2.7	2.6	1.9

Ratio of earnings to combined fixed charges and preferred stock dividends (b)	3.0	2.6	2.7	2.6	1.9

(a)	Net income excludes minority interest, loss from discontinued operations and the cumulative effects of changes in accounting principles.
(b)
PPL, the parent holding company, does not have any preferred stock outstanding; therefore, the ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges.

(c)
Certain line items have been revised due to the June 2006 sale of the 50% ownership interest in the Griffith plant and the related reclassification of prior period operating losses to "Loss from Discontinued Operations."